   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 7, 2001
                                                      REGISTRATION NO. 333-58402
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ---------------
                        L-3 COMMUNICATIONS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                         (State or other jurisdiction of
                         incorporation or organization)


                                3812, 3663, 3679
            (Primary Standard Industrial Classification Code Number)


                                   13-3937434
                                (I.R.S. Employer
                               Identification No.)

                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-1111
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 ---------------
                          CHRISTOPHER C. CAMBRIA, ESQ.
                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-1111
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                                 ---------------
                                   Copies to:
                            VINCENT PAGANO, JR., ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3909

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2001

PROSPECTUS

                                297,229 SHARES



                           [L-3 COMMUNICATIONS LOGO]




                        L-3 COMMUNICATIONS HOLDINGS, INC.


                                  COMMON STOCK

--------------------------------------------------------------------------------
All of the common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

The methods of sale of our common stock offered in this prospectus are described under the heading "Plan of Distribution." We will receive none of the proceeds from such sales. We will pay all expenses incurred in connection with the offering described in this prospectus except for the underwriting and brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders.


INVESTING IN THE SHARES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

Our common stock is listed on the New York Stock Exchange under the symbol "LLL". On September 6, 2001, the last reported sale price of the shares was $62.48 per share.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

September 7, 2001.

                               TABLE OF CONTENTS


Forward-Looking Statements ...........     i   Selling Stockholders .................    13
Available Information ................    ii   Description of Capital Stock .........    14
Incorporation by Reference ...........   iii   Plan of Distribution .................    17
Prospectus Summary ...................     1   Legal Matters ........................    17
Risk Factors .........................     5   Experts ..............................    17
Use of Proceeds ......................    12


                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog include forward-looking statements within the meaning of section 27A of the Securities Act of 1933, referred to herein as the Securities Act, and Section 21E of the Exchange Act.

     Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, we can give no assurance that these statements will be achieved.

     Our forward-looking statements will also be influenced by factors such as:

     o our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in the U.S. Government defense budget;

     o our reliance on contracts with a limited number of agencies of, or contractors to, the U.S. Government and the possibility of termination of government contracts by unilateral government action or for failure to perform;

     o   our ability to obtain future government contracts on a timely basis;


     o the availability of government funding and changes in customer requirements for our products and services;


     o our significant amount of debt and the restrictions contained in our debt agreements;

     o   collective bargaining agreements and labor disputes;

     o economic conditions, competitive environment, international business and political conditions, timing of international awards and contracts;

     o our extensive use of fixed price contracts as compared to cost plus contracts;

     o our ability to identify future acquisition candidates or to integrate acquired operations;

     o the rapid change of technology in the communications equipment industry;

     o   the high level of competition in the communications equipment industry;

     o our introduction of new products into commercial markets or our investments in commercial products or companies; and

     o pension, environmental or legal matters or proceedings and various other market, competition and industry factors, many of which are beyond our control.

     Investors are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

     As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

     We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-K, Form 10-Q and Form 8-K reports to the SEC. Also note that we provide a cautionary discussion of risk and uncertainties under the caption "Risk Factors" in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                             AVAILABLE INFORMATION

     We have filed with the SEC on Form S-1 under the Securities Act a Registration Statement, referred to herein, together with all amendments, exhibits, schedules and supplements thereto, as the Registration Statement, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information about us and our common stock, you should refer to the Registration Statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our Registration Statement.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, referred to herein as the Exchange Act, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission, referred to herein as the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).


     Our common stock is quoted on the New York Stock Exchange under the symbol "LLL." You may inspect reports and other information concerning us at the offices of the New York Stock Exchange at 11 Wall Street, New York, New York 10005.

                          INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     o Our Current Reports on Form 8-K/A dated March 21, 2001 and April 3, 2001; and

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, including all material incorporated by reference therein.

     YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOLD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read this entire prospectus carefully.

     For convenience in this prospectus, "L-3 Holdings" refers to L-3 Communications Holdings, Inc. and "L-3 Communications" refers to L-3 Communications Corporation, a wholly-owned operating subsidiary of L-3 Holdings. "L-3," "we," "us" and "our" refer to L-3 Holdings and its subsidiaries, including L-3 Communications, except where the content otherwise requires. "Predecessor company" refers to the ten initial business units we purchased from Lockheed Martin Corporation in 1997.

                                       L-3

     We are a leading merchant supplier of sophisticated secure communication systems and specialized communication products. We produce secure, high data rate communication systems, training and simulation systems, avionics and ocean products, telemetry, instrumentation and space products and microwave components. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. Our systems and specialized products are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring and dissemination functions of these communication systems. Our customers include the U.S. Department of Defense, which is commonly referred to as the DoD, certain U.S. Government intelligence agencies, major aerospace and defense contractors, foreign governments, commercial customers and certain other U.S. agencies. For the year ended December 31, 2000, direct and indirect sales to the DoD provided 62.7% of our sales, and sales to commercial customers, foreign governments and U.S. Government agencies other than the DoD provided 37.3% of our sales. Our business areas employ proprietary technologies and capabilities and have leading positions in their respective primary markets. For the year ended December 31, 2000, we had sales of $1,910.1 million and operating income of $222.7 million. We have two reportable segments: Secure Communication Systems and Specialized Communication Products.

     SECURE COMMUNICATION SYSTEMS

     We are an established leader in the development and production of secure, high data rate communications for military and other U.S. Government reconnaissance and surveillance applications and we believe that we have developed virtually every high bandwidth data link that is currently used by the DoD for surveillance and reconnaissance. Our major secure communication programs and systems include:

     o secure data links for airborne, satellite, ground and sea-based remote platforms for real-time information collection and dissemination to users;

     o strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information;

     o   secure telephone and network equipment and encryption management;

     o   communication software support services; and

     o communication systems for surface and undersea vessels and manned space flights.

     Our Secure Communication Systems segment includes our training and simulation business. We design, develop and manufacture advanced simulation products, with high-fidelity representations of cockpits and operator stations for aircraft and vehicle system simulation. We also provide a full range of teaching, training and logistic services and training device support services to domestic and international military customers and ballistic targets for the DoD.

     Our Secure Communication Systems segment provided $847.1 million or 44.3% of our total sales for the year ended December 31, 2000.

     SPECIALIZED COMMUNICATION PRODUCTS

     We are a leading merchant supplier of products to military and commercial customers. We focus on niche markets in which we believe we can achieve a market leadership position. This reportable segment includes three product categories:

     o avionics and ocean products including our aviation recorders, airborne collision avoidance products, displays, antennas, acoustic undersea warfare products and naval power distribution, conditioning, switching and protection equipment;

     o telemetry, instrumentation and space products including our commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems; and

     o microwave components including our commercial off-the-shelf, high-performance microwave components and frequency monitoring equipment.

     Our Specialized Communication Products segment provided $1,063.0 million or 55.7% of our total sales for the year ended December 31, 2000.

     DEVELOPING COMMERCIAL OPPORTUNITIES

     An integral part of our growth strategy is to identify and exploit commercial applications for select products and technologies that we currently sell to defense customers. We have currently identified two vertical markets within our Secure Communication Systems and Specialized Communication Products segments where we believe there are significant opportunities to expand our existing commercial sales: transportation products and broadband wireless communications products. We believe that these vertical markets, together with our existing commercial products, provide us with the opportunity for substantial commercial growth in future years.

     Within the transportation market, we have developed and are offering an explosive detection system for checked baggage at airports, cruise ship voyage recorders, power propulsion systems and power switches and displays for rail transportation and internet service providers. We are developing additional products, including an enhanced airborne collision avoidance product that incorporates ground proximity warning.

     Within the communications product market, we are offering local wireless access equipment for voice DSL (Digital Subscriber Line) and internet access, transceivers for LMDS (Local Multipoint Distribution Service) and a broad range of commercial components and digital test equipment for broadband communications providers.

     We have developed the majority of our commercial products employing technology funded by and used in our defense businesses, thereby minimizing any required incremental development expenses. Sales generated from our developing commercial opportunities have not yet been material to us.

                               BUSINESS STRATEGY

     We intend to grow our sales, enhance our profitability and build on our position as a leading merchant supplier of communication systems and products to the major contractors in the aerospace and defense industry as well as the U.S. Government. We intend to leverage our expertise and products into new commercial business areas where we can adapt our existing products and technologies. Our strategy to achieve our objectives includes:

     o EXPAND MERCHANT SUPPLIER RELATIONSHIPS. As an independent merchant supplier, we intend to identify opportunities where we will be able to use our strong relationships to increase our business presence, allow customers to reduce their costs and to be the desired merchant supplier to multiple bidders on prime contract bids;

     o SUPPORT CUSTOMER REQUIREMENTS. We intend to continue to align our research and development, manufacturing and new business efforts to complement our customers' requirements and provide state-of-the-art products;

     o ENHANCE OPERATING MARGINS. We intend to continue to enhance our operating performance by reducing overhead expenses, continuing consolidation and increasing productivity;

     o LEVERAGE TECHNICAL AND MARKET LEADERSHIP POSITIONS. We are applying our market-leading technical expertise and capabilities to several closely aligned commercial business areas and applications and will continue to explore other similar commercial opportunities;

     o MAINTAIN DIVERSIFIED BUSINESS MIX. We have a diverse business mix which limits our exposure to the risks of particular programs, a balance of cost plus and fixed price contracts, a significant sole-source follow-on business and an attractive customer profile; and

     o CAPITALIZE ON STRATEGIC ACQUISITION OPPORTUNITIES. We intend to enhance our existing product base through internal research and development efforts and selective acquisitions, and we seek to add new products to our product base through acquisitions in areas synergistic with our present technologies. As of December 31, 2000, we have acquired ten businesses for an aggregate purchase price of $590.2 million, subject to adjustments.

     We are incorporated in Delaware, and the address of our principal executive offices is 600 Third Avenue, New York, New York 10016. Our telephone number is
(212) 697-1111. Our internet address is (http://www.L-3com.com). L-3com.com is an interactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

                                  THE OFFERING

Common stock offered by the selling stockholders .... 297,229 shares
Common stock to be outstanding after this offering .. 34,272,921 shares

     The number of shares of common stock to be outstanding after this offering:

     o excludes an aggregate of 3,756,644 shares of common stock reserved for issuance under our stock option plans for key employees and non-employee directors of L-3;

     o excludes 3,680,982 shares of common stock issuable upon conversion of our outstanding 5.25% Convertible Senior Subordinated Notes due 2009;



Use of proceeds from this offering ......... We will receive none of the proceeds from this offering.


NYSE symbol for our common stock ........... Our common stock is traded on the
                                             New York Stock Exchange under the
                                             symbol "LLL."


Risk Factors ............................... You should carefully read and consider the information set forth
                                             in "Risk Factors" and all other
                                             information set forth in this
                                             prospectus before investing in our
                                             common stock.

                                  RISK FACTORS

     Investing in our common stock involves risk. You should carefully consider the information in this prospectus before deciding to invest in our common stock. Any of these risks could materially adversely affect our business, financial condition, results of operations and cash flow which could in turn materially adversely affect the price of the common stock.

RISKS RELATED TO L-3

OUR SIGNIFICANT LEVEL OF DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING ACTIVITY.

     We have incurred substantial indebtedness to finance our acquisitions. As of December 31, 2000, we had $1,095.0 million of indebtedness outstanding (excluding outstanding letters of credit). Our ratio of net debt to EBITDA at December 31, 2000 was 3.6x. In the future we may borrow more money, subject to limitations imposed on us by our debt agreements.

     Based on our current level of operations and anticipated improvements to our operations, we believe that our cash flow from operations and amounts we are able to borrow under our senior credit facilities will be adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future, at least for the next three years. Our ability to make scheduled payments of principal and interest on our indebtedness and to refinance our indebtedness depends on our future performance. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the aerospace and defense industry. It is possible that in the future our business may not generate sufficient cash flow from operations to allow us to service our debt and make necessary capital expenditures. If this situation occurs, we may have to sell assets, restructure debt or obtain additional equity capital. We cannot be sure that we would be able to do so or do so without additional expense.

     Our level of indebtedness has important consequences to you and your investment in our common stock. These consequences may include:

     o requiring a substantial portion of our cash flow from operations to be used to pay interest and principal on our debt and therefore be unavailable for other purposes including capital expenditures, research and development and other investments;

     o limiting our ability to obtain additional financing for acquisitions or working capital to make investments or other expenditures, which may limit our ability to carry out our acquisition strategy;

     o higher interest expenses due to increases in interest rates on our borrowings that have variable interest rates;

     o heightening our vulnerability to downturns in our business or in the general economy and restricting us from making acquisitions, introducing new technologies and products or exploiting business opportunities; and

     o covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial position and results of operations due to financial and restrictive covenants.

OUR ACQUISITION STRATEGY INVOLVES RISKS, AND WE MAY NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY.

     We seek to acquire companies that complement our business. We cannot assure you, however, that we will be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements.

     The process of integrating acquired operations, including our recent acquisitions, into our existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a materially adverse effect on our financial condition, operating results and cash flow. We consider and execute strategic acquisitions on an ongoing basis and may be evaluating acquisitions or engaged in acquisition negotiations at any given time. We regularly evaluate potential acquisitions and joint venture transactions, but we have not entered into any agreements with respect to any material transactions at this time.

WE RELY ON SALES TO U.S. GOVERNMENT ENTITIES, AND THE LOSS OF SUCH CONTRACTS WOULD HAVE A MATERIAL IMPACT ON OUR OPERATING RESULTS.

     Our government sales are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. Government. Approximately 67.9%, or $1,296.1 million, of our sales for the year ended December 31, 2000, were made directly or indirectly to agencies of the U.S. Government, including the DoD. At December 31, 2000, the number of contracts with a value exceeding $1.0 million was approximately 600. Our largest program is a long-term, cost-plus contract for the U.S. Air Force aerial reconnaissance program that provided 3.8% of our sales for the same period. No other program provided more than 2.3% of our sales for the year ended December 31, 2000. The loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our results of operations, income and cash flow.

OUR GOVERNMENT CONTRACTS ENTAIL CERTAIN RISKS.

     o   Government contracts are dependent upon the U.S. defense budget.

     The reduction in the U.S. defense budget in the early 1990s caused most defense-related government contractors to experience decreased sales, increased downward pressure on operating margins and, in certain cases, net losses. Our predecessor company experienced a substantial decline in sales during that period. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales, earnings and cash flow. The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our future sales, earnings and cash flows and thus our ability to meet our financial obligations. U.S. Government contracts are also conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if appropriations are made by Congress for future fiscal years.

     o Government contracts contain unfavorable termination provisions and are subject to audit and modification.

     Companies engaged primarily in supplying defense-related equipment and services to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

     o suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

     o   terminate existing contracts;

     o   reduce the value of existing contracts;

     o audit our contract-related costs and fees, including allocated indirect costs; and

     o   control and potentially prohibit the export of our products.

     All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

     The U.S. Government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill, portions of research and development costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a commercial company.

     o Government contracts are subject to competitive bidding and we are required to obtain licenses for non-U.S. sales.

     We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

     o the frequent need to bid on programs in advance of the completion of their design (which may result in unforeseen technological difficulties and/or cost overruns);

     o the substantial time and effort including the relatively unproductive design and development required to prepare bids and proposals for competitively awarded contracts which may not be awarded to us;

     o   design complexity and rapid technological obsolescence; and

     o   the constant need for design improvement.

     In addition to these U.S. Government contract risks, we are required to obtain licenses from U.S. Government agencies to export many of our products and systems. Additionally, we are not permitted to export some of our products. We cannot be sure of our ability to gain any licenses required to export our products, and failure to receive required licenses would eliminate our ability to sell our products outside the United States.

OUR FIXED PRICE AND COST PLUS CONTRACTS MAY COMMIT US TO UNFAVORABLE TERMS.

     We provide our products and services primarily through fixed price or cost plus contracts. Fixed price contracts provided 71.4% of our sales for the year ended December 31, 2000. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts and this reduces our profit margin on the contract. Those cost overruns may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profitability or cause a loss.

     Cost plus contracts provided 28.6% of our sales for the year ended December 31, 2000. In a cost plus contract, we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable depending on the contract arrangement. The price on a cost plus contract is based on allowable cost incurred, but generally is subject to contract funding limitations. U.S. Government regulations require that we notify our customer of any cost overruns or underruns on a cost plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

     We record sales and profits on substantially all of our contracts using percentage-of-completion methods of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that adequate provisions for losses for our fixed price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract loss provisions, which are based on estimates, will be adequate to cover all actual future losses.

OUR OPERATIONS INVOLVE RAPIDLY EVOLVING PRODUCTS AND TECHNOLOGICAL CHANGE.

     The rapid change of technology is a key feature of the communication equipment industry as a whole, and for defense applications in particular. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-funded research and development as well as from internally funded research and development. We cannot guarantee that we will continue to maintain comparable levels of research and development. In the past we have allocated substantial funds to capital expenditures, programs and other investments. This practice will continue to be required in the future. Even so, we cannot assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. At the same time, products and technologies developed by others may render our products and systems obsolete or non-competitive.

WE MAY NOT SUCCESSFULLY IMPLEMENT OUR PLAN TO EXPAND INTO COMMERCIAL MARKETS.

     Our revenues have primarily come from business with the DoD and other U.S. Government agencies. In addition to continuing to pursue these market areas, we will continue applying our technical capabilities and expertise to related commercial markets. Some of our commercial products, such as local wireless loop telecommunications equipment, airport security equipment and voyage recorders, have only recently been introduced. As such, these new products are subject to certain risks and may require us to:

     o develop and maintain marketing, sales and customer support capabilities;

     o   secure sales and customer support capabilities;

     o   obtain customer and/or regulatory certification;

     o   respond to rapid technological advances; and

     o   obtain customer acceptance of these products and product performance.

     Our efforts to expand our presence in commercial markets may require significant resources, including additional working capital and capital expenditures, as well as the use of our management's time. Our efforts to sell certain commercial products, particularly our broadband wireless communications products, may also depend to a significant degree on the efforts of independent distributors or communication service providers. In addition, we have made equity investments in entities that plan to commence operations as communications service providers using some of our commercial products. We can give no assurance that these distributors or service providers will be able to market our products or their services successfully or that we will be able to realize a return on our investment in them. We cannot assure you that we will be successful in addressing these risks or in developing these commercial business opportunities.

CONSOLIDATION AND INTENSE COMPETITION IN OUR INDUSTRY COULD LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

     The communications equipment industry as a whole, and the market for defense applications in particular, is highly competitive. The defense industry has experienced substantial consolidation due to declining defense budgets and increasing pressures for cost reductions. We expect that the DoD's increased use of commercial off-the-shelf products and components in military equipment will continue to encourage new competitors to enter the market. We also expect that competition for original equipment manufacturing business will increase due to the continued emergence of merchant suppliers. Our ability to compete for defense contracts largely depends on the following factors:

     o the effectiveness and innovations of our research and development programs;

     o our ability to offer better performance than our competitors at a lower cost to the U.S. Government; and

     o the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     In some instances, the U.S. Government directs all work for a particular project to a single supplier, commonly known as a sole-source project. In such cases, other suppliers who may otherwise be able to compete for the programs involved can only do so if the U.S. Government chooses to reopen the particular program to competition. Additionally, many of our competitors are larger than us and have substantially greater financial and other resources than we have.

OUR DEBT AGREEMENTS RESTRICT OUR ABILITY TO FINANCE OUR FUTURE OPERATIONS AND, IF WE ARE UNABLE TO MEET OUR FINANCIAL RATIOS, COULD CAUSE OUR EXISTING DEBT TO BE ACCELERATED.

     Our debt agreements contain a number of significant provisions that, among other things, restrict our ability to:

     o   sell assets;

     o   incur more indebtedness;

     o   repay certain indebtedness;

     o   pay dividends;

     o   make certain investments or acquisitions;

     o   repurchase or redeem capital stock;

     o   engage in mergers or consolidations; and

     o   engage in certain transactions with subsidiaries and affiliates.

     These restrictions could hurt our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. In addition, some of our debt agreements also require us to maintain compliance with certain financial ratios, including total consolidated earnings before interest, taxes, depreciation and amortization to total consolidated cash interest expense and net debt to total consolidated earnings before interest, taxes, depreciation and amortization, and to limit our capital expenditures. Our ability to comply with these ratios and limits may be affected by events beyond our control. A breach of any of these agreements or our inability to comply with the required financial ratios or limits could result in a default under those debt agreements. In the event of any such default, the lenders under those debt agreements could elect to:

     o declare all outstanding debt, accrued interest and fees to be due and immediately payable;

     o require us to apply all of our available cash to repay our outstanding senior debt; and

     o   prevent us from making debt service payments on our other debt.

     If we were unable to repay any of these borrowings when due, the lenders under our senior credit facilities could proceed against their collateral, which consists of a first priority security interest in the capital stock of our material subsidiaries, including L-3 Communications. If the indebtedness under the existing debt agreements were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND PERSONNEL, WE MAY BECOME UNABLE TO OPERATE OUR BUSINESS EFFECTIVELY.

     Our future success depends to a significant degree upon the continued contributions of our management, including Messrs. Lanza and LaPenta, and our ability to attract and retain other highly qualified management and technical personnel. We do not maintain any key person life insurance policies for members of our management. As of March 12, 2001, Messrs. Lanza and LaPenta owned, in the aggregate, 14.3% of our common stock. We have entered into employment agreements with Messrs. Lanza and LaPenta. We face competition for management and technical personnel from other companies and organizations. Failure to attract and retain such personnel would damage our prospects.

ENVIRONMENTAL LAWS AND REGULATION MAY SUBJECT US TO SIGNIFICANT LIABILITY.

     Our operations are subject to various U.S. federal, state and local as well as certain foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations.

     New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur costs in the future that could have a negative effect on our financial condition, results of operations or cash flow.

TERMINATION OF OUR BACKLOG OF ORDERS COULD NEGATIVELY IMPACT OUR SALES.

     We currently have a backlog of orders, primarily under contracts with the U.S. Government. The U.S. Government may unilaterally modify or terminate these contracts. Accordingly, most of our backlog could be modified or terminated by the U.S. Government. We cannot assure you that our existing backlog will result in sales. Further, we cannot be sure that the margin we record on sales from any contract included in backlog will be profitable.

OUR PENSION PLAN LIABILITIES MAY RESULT IN SIGNIFICANT EXPENSES.

     We have assumed certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses which we acquired. Prior to our formation, Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC"), which requested information regarding the transfer of these pension plans and indicated that the PBGC believed certain of these pension plans were underfunded using its actuarial assumptions. These assumptions resulted in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87.

     With respect to these plans, Lockheed Martin entered into an agreement with us and the PBGC dated as of April 30, 1997. Under that agreement, Lockheed Martin agreed, upon the occurrence of certain circumstances, either to:

     o   assume sponsorship of the subject plans; or

     o   provide another form of financial support.

     If Lockheed Martin did assume sponsorship of these plans, it would be primarily liable for the costs associated with funding these plans or any costs associated with the termination of them, but we would be required to reimburse Lockheed Martin for its obligations. To date, the impact on our pension expense and funding requirements resulting from this arrangement has not been material to our results of operations, financial position or cash flow. However, should Lockheed Martin assume sponsorship of the subject plans, or if these plans were terminated, the impact of any increased pension expenses or funding requirements could be material to us.

RISKS RELATED TO OUR COMMON STOCK

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER THE STOCK
PRICE.

     We may, in the future, sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions, including acquisitions larger than those we have done in the past through the use of equity. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options, registration rights agreements and upon conversion of our convertible notes due 2009. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options, acquisition financing or the conversion of our outstanding convertible notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

     A number of factors could cause the market price of our common stock to fluctuate significantly, including:

     o our quarterly operating results or those of other aerospace and defense companies;

     o the public's reaction to our press releases, announcements and our filings with the SEC;

     o   changes in earnings estimates or recommendations by research analysts;

     o changes in general conditions in the U.S. economy, financial markets or defense industry;

     o   natural disasters; and

     o   other developments affecting us or our competitors.

     In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

DELAWARE LAW AND OUR CHARTER DOCUMENTS MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

     We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholders' approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our certificate of incorporation and by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. All options issued under our stock option plans automatically vest upon a change in control of L-3 Holdings. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of L-3 Holdings, and certain provisions of L-3 Holdings' certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving L-3 Holdings or discourage a potential acquiror from making a tender offer for the common stock of L-3 Holdings, which, under certain circumstances, could reduce the market value of our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH MAY NOT BE CORRECT.

     Certain of the matters discussed concerning our operations, economic performance and financial condition, including in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog, include forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, we can give no assurance that they will be achieved.

                                USE OF PROCEEDS



     We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS


     The selling stockholders of ILEX Systems, Inc. (ILEX) listed below received shares of our common stock as additional consideration in connection with our acquisition of ILEX representing consideration that was contingent upon the financial performance of ILEX for the years ended December 31, 1999 and 2000. There is no other remaining contingent consideration for the ILEX acquisition.

     The following table states the number of shares of our outstanding common stock that the selling stockholders own resulting from payments made in our common stock in connection with our acquisition of ILEX, the number of such shares that may be sold for the account of the selling stockholders, and the number of shares that will be owned by the selling stockholders assuming the sale of all the shares offered hereby.



                                                             NUMBER OF
                                                             SHARES OF      NUMBER OF SHARES
                                   NUMBER OF SHARES OF    COMMON STOCK TO   OF COMMON STOCK
STOCKHOLDER NAME                  COMMON STOCK OWNED(2)       BE SOLD       OWNED AFTER SALE
----------------                 ----------------------- ----------------- -----------------
Joseph Lopez ...................         198,269              120,513            77,756
Don Potter .....................          51,248               42,801             8,447
Erwin Frech ....................          42,693               32,193            10,500
Roger DiFate ...................          19,034               12,155              6.879
Jerry Doerr ....................          11,512               11,512                --
Ralph Vitagliano ...............          23,575               10,284            13,291
John Munch .....................          14,883               11,190             3,693
Richard Godfrey ................           8,375                5,548             2,827
Rudy Wagner ....................           7,708                5,112             2,596
Donald Harbaugh ................           6,676                4,427             2,249
Robert Robinson ................           7,685                3,644             4,041
Jack Harris ....................           5,575                4,147             1,428
John Medea .....................          14,291                2,132            12,159
Scott Feldmann .................           8,522                2,768             5,754
Paul or Daisey Persons .........           4,006                2,657             1,349
Howard Pines ...................           2,842                2,216               626
Richrad Karasik ................           3,171                2,103             1,068
Stephanie Lopez ................           3,102                2,059             1,043
Gregory Lopez ..................           3,102                2,059             1,043
Jeffrey Lopez ..................           2,059                2,059                --
June Curtis ....................           2,670                1,771               899
Robert Sass ....................           2,254                1,754               500
Peter Glick ....................           2,562                1,696               866
Richard Roth ...................           2,192                1,454               738
Scott Sargis ...................           1,602                  996               606
Abbas Eliassieh ................           1,207                1,007               200
Thomas Deet ....................           4,161                  668             3,493
Rivas Family Trust (1) .........           2,003                1,328               675
Robert Marchand ................           4,472                  557             3,915
Joseph Leadley .................           4,647                  487             4,160
Debra Iaconi ...................           1,382                  775               607
Robert Banks ...................           1,169                  775               394
Robert Potter ..................           1,269                  842               427
Sydney Johnson-Potter ..........           1,269                  842               427
Jeffrey Ransdell ...............           1,083                  254               829
Edward Kimball .................             635                  222               413
Richard Peduto .................             536                  222               314
                                         -------              -------            -------
Total ..........................         473,441              297,229           176,212
                                         =======              =======           ========

----------
(1)   R.F. Rivas and M.A. Rivas trustees FBO Rivas Family Trust

(2) Includes shares and common stock known by L-3 to be owned by the selling stockholders as of March 7, 2001 and shares the selling stockholders will be entitled to purchase within 60 days after March 7, 2001 pursuant to outstanding stock options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The current certificate of incorporation of L-3 Holdings authorizes 100,000,000 shares of common stock with a par value of $.01 per share and 25,000,000 shares of preferred stock. As of March 12, 2001, the outstanding capital stock of L-3 Holdings consisted of 33,953,182 shares of common stock held by 152 stockholders of record, not including the stockholders for whom shares are held in a "nominee" or "street" name. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of L-3 Holdings and by applicable law.

COMMON STOCK

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders of L-3 Holdings, and do not have cumulative voting rights. The holders of our common stock are entitled to ratably receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of the L-3 Holdings certificate of incorporation. See "Dividend Policy". L-3 Holdings does not, however, anticipate paying any cash dividends in the foreseeable future. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of L-3 Holdings, after payment of the debts and other liabilities of L-3 Holdings, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share in any distribution to the stockholders on a pro-rata basis. All of the outstanding shares of common stock of L-3 Holdings are, and the shares of common stock offered hereby will be, fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is authorized, without further vote or action by holders of common stock, to issue 25,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The board of directors may also designate dividend rights and preferences in liquidation. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of L-3 Holdings' common stock or the removal of incumbent management, which could thereby depress the market price of our common stock. We do not currently have any preferred stock outstanding.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Chicago Trust Company of New York.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     The certificate of incorporation of L-3 Holdings provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

     The certificate of incorporation of L-3 Holdings also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Our stockholders may amend our bylaws or adopt new bylaws, by the affirmative vote of 66 2/3% of the outstanding voting securities. A special meeting of the stockholders may be called by our Chairman, Chief Executive Officer or any stockholders owning 10% or more of the outstanding shares of common stock. These provisions may have the effect of delaying, deferring or preventing a change in control.

     The classification of the board of directors and lack of cumulative voting will make it more difficult not only for another party to obtain control of us by replacing our board of directors, but also for our existing stockholders to replace our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     Our anti-takeover and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies of our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. Additionally, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We, as a Delaware corporation, are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

     o prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include the following:

     o any merger or consolidation involving the interested stockholder and us;


     o any sale, transfer, pledge or other disposition of 10% or more of assets involving the interested stockholder;

     o subject to certain exceptions, any transaction that results in our issuance or transfer of any of our stock to the interested stockholder;

     o any transaction involving us that has the effect of increasing the proportionate share of the stock or any class or series of our stock beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through us.



     In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

                              PLAN OF DISTRIBUTION

     We have been advised that the distribution of the common stock by the selling stockholders may be effected from time to time in one or more transactions (which may involve block transactions) (i) on the New York Stock Exchange or such other national security exchanges on which our common stock is listed, in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges,
(ii) in the over-the-counter market, or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, or in a combination of any such transactions. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may effect such transactions by selling the common stock to or through broker-dealers and such broker-dealers will receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent (which discounts or commissions from the selling stockholders or such purchasers will not exceed those customary in the type of transactions involved).

     Any broker-dealers that participate with the selling stockholders in the distribution of the common stock, may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts received by such broker-dealers and any profit on the resale of the common stock by such broker-dealers might be deemed to be underwriting discounts and commissions under such act.

     Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the common stock through a secondary distribution, or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o   The names of such broker-dealers;

     o   The number of shares involved;

     o   The price at which such shares are being sold;

     o The commission paid or the discounts or concessions allowed to such broker-dealer;

     o Where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     o   Other facts material to the transaction.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock covered by this prospectus are being passed upon by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS


     Our consolidated financial statements as of December 31, 2000 and 1999 and for the three years ended December 31,2000 have been incorporated by reference in this registration statement from our annual report for the year ended December 31, 2000 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The estimated payable by us in connection with the offering described in this Registration Statement are as follows:


       Registration Fee .......................... $   5,904.45
       Legal fees and expenses ...................    50,000.00
       Accounting fees and expenses ..............    10,000.00
       Printing and duplicating expenses .........    50,000.00
       Miscellaneous expenses ....................     6,000.00
                                                   ------------
        Total .................................... $ 121,904.45
                                                   ============



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

     (i) permissive indemnification for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

     (ii) permissive indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

     (iii) mandatory indemnification for expenses (including attorneys' fees) actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in defense of litigation covered by (i) and (ii) above; and

     (iv) that the indemnification provided for by Section 145 is not deemed exclusive of any other rights which may be provided under any by-law, agreement, stockholder or disinterested director vote, or otherwise.

     In addition to the indemnification provisions of the DGCL described above, our Certificate of Incorporation (the "Certificate of Incorporation") provides that we shall, to the fullest extent permitted by the DGCL, (i) indemnify our officers and directors and (ii) advance expenses incurred by such officers or directors in relation to any action, suit or proceeding.

     Our Bylaws (the "Bylaws") require the advancement of expenses to an officer or director (without a determination as to his conduct) in advance of the final disposition of a proceeding if such person furnishes a written affirmation of his good faith belief that he has met the applicable standard of conduct and furnishes a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification. In connection with proceedings by us or in our right, the Bylaws provide that indemnification shall include not only reasonable expenses, but also judgments, fines, penalties and amounts paid in settlement. The Bylaws provide that the Registrant may, subject to authorization on a case by case basis, indemnify and advance expenses to employees or agents to the same extent as a director or to a lesser extent (or greater, as permitted by law) as determined by the board of directors.

     The Bylaws purport to confer upon officers and directors contractual rights to indemnification and advancement of expenses as provided therein.

     Our Certificate of Incorporation limits the personal liability of our directors to us or our stockholders for monetary damages for breach of the fiduciary duty as a director, other than liability as a director (i) for breach of duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (certain illegal distributions) or (iv) for any transaction for which the director derived an improper personal benefit.

     We maintain officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 16. EXHIBITS

     The following exhibits are filed as part of this registration statement:


   EXHIBIT
     NO.        DESCRIPTION
     ---        -----------
        3.1     Certificate of Incorporation of L-3 Communications Holdings,
                Inc. (incorporated by reference to Exhibit 3.1 to the
                Registrant's Registration Statement on Form S-1 No. 333-46975).
        3.2     By laws of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration
                Statement on Form S-1 No. 333-46975).
        4.1     Form of Common Stock Certificate (incorporated by reference to
                Exhibit 4.1 to the Registrant's Registration Statement on Form
                S-1 No. 333-46975).
       *5.1     Opinion of Simpson Thacher & Bartlett.
       10.1     Indenture dated as of April 30, 1997 between L-3 Communications
                Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to L-3 Communications Corporation's
                Registration Statement on Form S-4 No. 333-31649).
       10.2     Employment Agreement dated April 30, 1997 between Frank C. Lanza and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on
                Form S-1 No. 333-46975).
       10.3     Employment Agreement dated April 30, 1997 between Robert V.
                LaPenta and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant Statement on Form
                S-1 No. 333-46975).
       10.4     Form of Stock Option Agreement for Employee Options
                (incorporated by reference to Exhibit 10.9 to the Registrant's
                Registration Statement on Form S-1 No. 333-46975).
       10.5     Form of 1997 Stock Option Plan for Key Employees (incorporated by reference to Exhibit 10.91 to Registrant's Registration
                Statement on Form S-1, No. 333-46975).
       10.6     Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Frank C.
                Lanza (incorporated by reference to Exhibit 10.12 to Registrant"
                Registration Statement on Form S-1, No. 333-70125).
       10.7     Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Robert V.
                LaPenta (incorporated by reference to Exhibit 10.13 to
                Registrant's Registration Statement on Form S-1, No. 333-70125).
       10.8     Option Plan for Non-Employee Directors of L-3 Communication's
                Holdings, Inc. (incorporated by reference to Exhibit 10.15 to
                Registrant's annual report on Form 10-K filed on March 31,
                1999).
       10.9     1999 Long Term Performance Plan dated as of April 27, 1999
                (incorporated by reference to Exhibit 10.16 to the Registrant's annual report on Form 10-K filed on March 30, 2000).
       10.10    L-3 Communications Corporation Pension Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration
                Statement on Form S-1 No. 333-46975).

  EXHIBIT
    NO.       DESCRIPTION
    ---       -----------
 10.11        Indenture dated as of May 22, 1998 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.6 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-70199).
 10.12        Indenture dated as of December 11, 1998 among L-3 Communications
              Corporation, the Guarantors named therein and The Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.32 to
              Registrant's Registration Statement on Form S-1, No. 333-70125).
 10.13        Indenture dated as of November 21, 2000 among L-3 Communications
              Holdings, Inc., the Guarantors named therein and the Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.33 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).
 10.14        Purchase Agreement dated as of November 21, 2000 among L-3
              Communications Holdings, Inc., the Guarantors included therein and
              Lehman Brothers Inc. (incorporated by reference to Exhibit 10.34 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).
 10.15        Registration Rights Agreement dated as of November 21, 2000 among
              L-3 Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit
              10.35 to the Registrant's annual report on Form 10-K filed on
              March 15, 2001).
 10.16        Consent, Waiver and First Amendment to Amended and Restated 364
              Day Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.40 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).
 10.17        Consent, Waiver and First Amendment to Second Amended and Restated
              Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.41 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).
 10.18        Consent, Waiver and First Amendment to New 364 Day Credit
              Agreement dated as of April 28, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.42 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
 10.19        New 364 Day Credit Agreement dated as of April 24, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.43 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).
 10.20        Amended and Restated 364 Day Credit Agreement dated as of April
              24, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.44 to the
              Registrant's annual report on Form 10-K filed on March 15, 2001).
 10.21        Second Amended and Restated Credit Agreement dated as of April 24,
              2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.45 to the
              Registrant's annual report on Form 10-K filed on March 15, 2001).
 10.22        Consent and Third Amendment to Amended and Restated 364 Day Credit
              Agreement dated as of November 16, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.46 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
 10.23        Consent and Second Amendment to New 364 Day Credit Agreement dated as of November 16, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.47 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).
 10.24        Consent and Second Amendment to Second Amended and Restated Credit
              Agreement dated as of November 16, 2000 among L-3 Communication
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.48 to the Registrant's annual report on Form 10-K filed on March 15, 2001).

    EXHIBIT
      NO.         DESCRIPTION
      ---         -----------
   10.25          Asset Purchase Agreement relating to the Honeywell TCAS
                  Business by and among Honeywell Inc., L-3 Communications
                  Corporation and, solely in respect of the Guaranty in Article
                  XIV, Honeywell International Inc. dated as of February 10,
                  2000 (incorporated by reference to Exhibit 10.91 to the
                  Registrant's annual report on Form 10-K filed on March 15,
                  2001).
   10.26          Asset Purchase and Sale Agreement, dated January 7, 2000 by and between L-3 Communications Corporation and Raytheon
                  Company (incorporated by reference to Exhibit 10.92 to the
                  Registrant's annual report on Form 10-K filed on March 15,
                  2001).
   11.1           L-3 Communications Holdings, Inc. Computation of Basic
                  Earnings Per Share and Diluted Earnings Per Share
                  (incorporated by reference to Exhibit 11 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
   21.1           Subsidiaries of the Registrant (incorporated by reference to
                  Exhibit 21 to the Registrant's annual report on Form 10-K
                  filed on March 15, 2001).
  **23.1          Consent of PricewaterhouseCoopers LLP.
   *23.2          Consent of Simpson Thacher & Bartlett (included in Exhibit
                  5.1).
   *24.1          Powers of Attorney (included on signature page).

----------
*     Previously filed.

**    Filed herewith.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected on the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on September 7, 2001.



                                   L-3 Communications Holdings, Inc.


                                   By: /s/ Christopher C. Cambria
                                       ----------------------------------------
                                           Christopher C. Cambria
                                           Senior Vice President-General Counsel
                                           and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.





           SIGNATURE                                  TITLE
           ---------                                  -----

              *                  Chairman, Chief Executive Officer and Director
-----------------------------
       Frank C. Lanza


              *                  President, Chief Financial Officer and Director
-----------------------------
      Robert V. LaPenta


 /s/ Christopher C. Cambria      Senior Vice President -- General Counsel and
-----------------------------    Secretary
   Christopher C. Cambria


              *                  Senior Vice President -- Finance
-----------------------------
    Michael T. Strianese


              *                  Director
-----------------------------
     Thomas A. Corcoran


              *                  Director
-----------------------------
      Robert B. Millard


              *                  Director
-----------------------------
      John E. Montague


              *                  Director
-----------------------------
    John M. Shalikashvili


              *                  Director
-----------------------------
       Arthur L. Simon


              *                  Director
-----------------------------
     Alan H. Washkowitz


* By Christopher C. Cambria as attorney-in-fact.

                               INDEX TO EXHIBITS




 EXHIBIT NO.  DESCRIPTION
 -----------  -----------
  3.1         Certificate of Incorporation of L-3 Communications Holdings, Inc.
              (incorporated by reference to Exhibit 3.1 to the Registrant's
              Registration Statement on Form S-1 No. 333-46975).
  3.2         By laws of L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).
  4.1         Form of Common Stock Certificate (incorporated by reference to
              Exhibit 4.1 to the Registrant's Registration Statement on Form S-1
              No. 333-46975).
 *5.1         Opinion of Simpson Thacher & Bartlett.
 10.1         Indenture dated as of April 30, 1997 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-31649).
 10.2         Employment Agreement dated April 30, 1997 between Frank C. Lanza and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form
              S-1 No. 333-46975).
 10.3         Employment Agreement dated April 30, 1997 between Robert V.
              LaPenta and L-3 Communications Holdings, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant Statement on Form S-1
              No. 333-46975).
 10.4         Form of Stock Option Agreement for Employee Options (incorporated by reference to Exhibit 10.9 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).
 10.5         Form of 1997 Stock Option Plan for Key Employees (incorporated by reference to Exhibit 10.91 to Registrant's Registration Statement
              on Form S-1, No. 333-46975).
 10.6         Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Frank C. Lanza
              (incorporated by reference to Exhibit 10.12 to Registrant's
              Registration Statement on Form S-1, No. 333-70125).
 10.7         Non-Qualified Stock Option Agreement dated as of April 30, 1997 by and between L-3 Communications Holdings, Inc. and Robert V.
              LaPenta (incorporated by reference to Exhibit 10.13 to
              Registrant's Registration Statement on Form S-1, No. 333-70125).
 10.8         Option Plan for Non-Employee Directors of L-3 Communication's
              Holdings, Inc. (incorporated by reference to Exhibit 10.15 to
              Registrant's annual report on Form 10-K filed on March 31, 1999).
 10.9         1999 Long Term Performance Plan dated as of April 27, 1999
              (incorporated by reference to Exhibit 10.16 to the Registrant's annual report on Form 10-K filed on March 30, 2000).
 10.10        L-3 Communications Corporation Pension Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration
              Statement on Form S-1 No. 333-46975).
 10.11        Indenture dated as of May 22, 1998 between L-3 Communications
              Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.6 to L-3 Communications Corporation's
              Registration Statement on Form S-4 No. 333-70199).
 10.12        Indenture dated as of December 11, 1998 among L-3 Communications
              Corporation, the Guarantors named therein and The Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.32 to
              Registrant's Registration Statement on Form S-1, No. 333-70125).

 EXHIBIT NO.  DESCRIPTION
 -----------  -----------
   10.13      Indenture dated as of November 21, 2000 among L-3 Communications
              Holdings, Inc., the Guarantors named therein and the Bank of New
              York, as Trustee (incorporated by reference to Exhibit 10.33 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).
   10.14      Purchase Agreement dated as of November 21, 2000 among L-3
              Communications Holdings, Inc., the Guarantors included therein and
              Lehman Brothers Inc. (incorporated by reference to Exhibit 10.34 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).
   10.15      Registration Rights Agreement dated as of November 21, 2000 among
              L-3 Communications Holdings, Inc., the Guarantors included therein and Lehman Brothers Inc. (incorporated by reference to Exhibit
              10.35 to the Registrant's annual report on Form 10-K filed on
              March 15, 2001).
   10.16      Consent, Waiver and First Amendment to Amended and Restated 364
              Day Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.40 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).
   10.17      Consent, Waiver and First Amendment to Second Amended and Restated
              Credit Agreement dated as of April 28, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.41 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).
   10.18      Consent, Waiver and First Amendment to New 364 Day Credit
              Agreement dated as of April 28, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.42 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
   10.19      New 364 Day Credit Agreement dated as of April 24, 2000 among L-3
              Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.43 to the Registrant's annual report on
              Form 10-K filed on March 15, 2001).

   10.20      Amended and Restated 364 Day Credit Agreement dated as of April
             24, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.44 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
   10.21      Second Amended and Restated Credit Agreement dated as of April 24,
              2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.45 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
   10.22      Consent and Third Amendment to Amended and Restated 364 Day Credit
              Agreement dated as of November 16, 2000 among L-3 Communications
              Corporation and lenders named therein (incorporated by reference to Exhibit 10.46 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
   10.23 Consent and Second Amendment to New 364 Day Credit Agreement dated as of November 16, 2000 among L-3 Communications Corporation and lenders named therein (incorporated by reference to Exhibit 10.47 to the Registrant's annual report on Form 10-K filed on March 15,
              2001).

   EXHIBIT NO.    DESCRIPTION
   -----------    -----------
    10.24         Consent and Second Amendment to Second Amended and Restated
                  Credit Agreement dated as of November 16, 2000 among L-3
                  Communication Corporation and lenders named therein
                  (incorporated by reference to Exhibit 10.48 to the
                  Registrant's annual report on Form 10-K filed on March 15,
                  2001).
    10.25         Asset Purchase Agreement relating to the Honeywell TCAS
                  Business by and among Honeywell Inc., L-3 Communications
                  Corporation and, solely in respect of the Guaranty in Article
                  XIV, Honeywell International Inc. dated as of February 10,
                  2000 (incorporated by reference to Exhibit 10.91 to the
                  Registrant's annual report on Form 10-K filed on March 15,
                  2001).
    10.26         Asset Purchase and Sale Agreement, dated January 7, 2000 by and between L-3 Communications Corporation and Raytheon
                  Company (incorporated by reference to Exhibit 10.92 to the
                  Registrant's annual report on Form 10-K filed on March 15,
                  2001).
    11.1          L-3 Communications Holdings, Inc. Computation of Basic
                  Earnings Per Share and Diluted Earnings Per Share
                  (incorporated by reference to Exhibit 11 to the Registrant's annual report on Form 10-K filed on March 15, 2001).
    21.1          Subsidiaries of the Registrant (incorporated by reference to
                  Exhibit 21 to the Registrant's annual report on Form 10-K
                  filed on March 15, 2001).
  **23.1          Consent of PricewaterhouseCoopers LLP.
   *23.2          Consent of Simpson Thacher & Bartlett (included in Exhibit
                  5.1).
   *24.1          Powers of Attorney (included on signature page).

----------
*     Previously filed.

**    Filed herewith.